June 3, 2008
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Scripps Networks Interactive
Form 10-12B Amendment No. 1
Filed May 8, 2008
File No. 001-34004
Dear Mr. Spirgel,
This letter is in response to your letter dated May 21, 2008 regarding the SEC’s review of our Form 10-12B Amendment No. 1 filed on May 8, 2008. Included below are your individual comments and the Company’s responses, including, as necessary, proposed revisions we have made in our amended filing. The amended filing also includes interim financial information for the first quarter of 2008 and 2007; certain refinements to the pro forma financial information, including updating the dividend amount expected to be paid to E.W. Scripps; and additional exhibits included as 10.22 and 99.2.
We have attempted to provide a clear and complete response to each comment. We also acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our responses or would like to discuss any of the matters further, please contact Chad Boydston at (513) 977-3942.
Sincerely,
/s/ Joseph G. NeCastro
Joseph G. NeCastro
Executive Vice President and Chief Financial Officer

cc:	Lori A. Hickok, Vice President and Controller
Deloitte & Touche LLP

Risk Factors, page 15
In connection with the separation, E.W. Scripps will indemnify us for certain liabilities.,

1.	We note your response to prior comment nine. Please revise to clarify, if true, that the indemnification obligations from E.W. Scripps, while unable to be predicted or quantified at this time, are not limited to any maximum amount.
The potential liabilities subject to indemnification by E. W. Scripps cannot be predicted or quantified at this time and such indemnification obligation of E. W. Scripps is not limited to any maximum amount. The text has been modified as follows:
Pursuant to the Separation and Distribution Agreement, E. W. Scripps will agree to indemnify us from certain liabilities with respect to events that took place prior to, on or after the distribution date relating to its business or for which it has otherwise retained responsibility in whole or in part, as discussed further in the section entitled “Our Relationship with E. W. Scripps Following the Spin-Off — Separation and Distribution Agreement — Indemnification Obligations” included elsewhere in this information statement. The potential liabilities subject to such indemnity from E. W. Scripps cannot be predicted or quantified, and such indemnification obligation of E. W. Scripps is not limited to any maximum amount. Third parties could seek to hold us responsible for any of the liabilities that E. W. Scripps has agreed to retain, and there can be no assurance that the indemnity from E. W. Scripps will be sufficient to protect us against the full amount of such liabilities, or that E. W. Scripps will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from E. W. Scripps any amounts for which we are held liable, we will be temporarily required to bear those losses ourselves until such recovery. Each of these risks could adversely affect our business, results of operations and financial condition.
Certain U.S. Federal Income Tax Consequences of the Distribution, page 29
2.	We note your response to prior comment 14, and the revised disclosure at page 29. The language in the revised registration statement, as opposed to the language you have included in your response letter, does not confirm that the discussion addresses the material U.S. federal income tax consequences of the distribution, but rather references “certain” U.S. federal income tax consequences of the distribution. Please advise or revise.
We have modified the language on page 29 to confirm that the discussion addresses the material U.S. federal income tax consequences of the distribution. The revised language is as follows:
The following discussion summarizes the material U.S. federal income tax consequences of the distribution for a beneficial owner of E.W. Scripps Class A Common Shares or Common Voting Shares that holds such shares as a capital asset for tax purposes.
3.	We note your response to prior comment 16. Please revise to clarify that it is the opinion of Baker & Hostetler that the distribution will be tax-free to E.W. Scripps shareholders.
We have modified the language on page 30 to state the following:
Unless waived by the E. W. Scripps Board of Directors, it is a condition to the distribution that E.W. Scripps receive an Internal Revenue Service private letter ruling and an opinion from its special counsel, Baker & Hostetler LLP, to the effect that, on the basis of certain facts, assumptions, representations and undertakings set forth in such ruling and opinion, the distribution will qualify as a distribution that is tax-free to E.W. Scripps shareholders under Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended. E.W. Scripps has received a private letter ruling from the Internal Revenue Service. Except as otherwise noted, it is assumed for purposes of the following discussion that the distribution will so qualify.
Management’s Discussion and Analysis, page 46
Critical Accounting Policies, Programs and Program Licenses, page 47
4.	Your response does not fully address prior comment 22 and we reissue part of that comment. Please revise your disclosure in the section on Critical Accounting Policies to describe in more detail the methodology you use to calculate the net realizable value of programs and program licenses. Also, address the specific uncertainties associated with the methods, assumptions, or levels of judgment used to estimate net realizable value.
We have updated the disclosure in the Critical Accounting Policy section on page 49. The updated language is as follows:
Programs and program licenses are reviewed for impairment using a day-part methodology. A day-part is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. Our day-parts are: early morning, daytime, late night, and primetime. The net realizable value of programs and program licenses is calculated by estimating the planned future airings of a program and the related day-part in which it is aired to determine an estimate of the remaining revenues to be earned by the program. Estimates are based upon a program’s current ratings as well as assumptions about future market acceptance. If actual demand or market conditions are less favorable than our projections, programming cost write-downs may be required.
Results of Operations, page 51
5.	We note your response to prior comment 25. Please revise further to substantively discuss the challenges you anticipate encountering as you transition from a wholly-owned subsidiary to a stand-alone company. As previously requested, please address the increased costs associated with being a public company, as well as any plans for expansion.
We recognize we will incur increased costs as a stand-alone company, and while we do not anticipate the increased costs to have a significant impact on our operations, we acknowledge that disclosing such information will provide readers with a better understanding of the impact of the spin-off. We have modified the language on page 52 as follows:
Additionally, our transition from a wholly-owned subsidiary to a stand-alone company will create certain challenges company-wide in the coming year. Such challenges include incurring increased overhead costs as a result of being a stand-alone company and developing an infrastructure to handle certain operational capacities that will be performed by E.W. Scripps on a short-term basis under transition service agreements after the separation.
We do not have specific expansion plans at this point and have, therefore, not disclosed any such plans.
Interactive Services, page 56
6.	We note your response to prior comment 27. Please revise to briefly describe the “other product offerings” invested in to further diversify the business of uSwitch.
We have modified the disclosure in the MD&A to state the following:

We will also continue to invest in other product offerings, such as auto insurance and personal finance products, where appropriate to diversify the business and reduce its dependence on energy switching.
Compensation Discussion and Analysis, page 76
7.	Include your supplemental response to prior comment 30 in the filing to explain the phrase “revenue-based regression analysis.”
We reviewed the disclosure in this section and have modified the language on page 84 to better describe the process we performed to estimate the market value of positions within the company. The revised disclosure is as follows:
The E. W. Scripps Compensation Committee selected a peer group of companies from the survey that is reflective of where the company competes for executive talent. The selected peer group excludes privately held companies and companies that are significantly smaller than E.W. Scripps. The peer group is large enough for us to make meaningful compensation comparisons. The survey also provides a regression formula that compares the compensation for a given position to the revenue of the company that reported the compensation for that position. The use of the regression formula with our current revenue provides a better estimate of the market value of a position for a company our size.
8.	We note your response to prior comment 31, however there are statements in the filing which imply otherwise. For example, we note the disclosure on page 88 indicates that the establishment of base salary and target opportunities for Messrs. Lowe, Lansing, NeCastro and Cruz were contractually agreed to.
We acknowledge that base salary and target bonus opportunities for named executive officers are contractually agreed to in employment agreements, and we have modified the disclosure on page 95 as follows to indicate such:
Four of the NEOs have entered into employment agreements with E. W. Scripps. These employment agreements enhance retention of NEOs and also protect E. W. Scripps’ interests by imposing confidentiality, noncompetition, nonsolicitation and other restrictive covenants on the executives. The effect of the employment agreements on the company’s compensation decisions is to establish the minimum base salary and target bonus opportunity for the duration of the respective executive’s contract. This minimum is based on the base salary and target bonus in effect at the time the contract is executed. Following is a brief summary of the employment agreements.